United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Jim B. Rosenberg, Division of Corporation Finance
Mail Stop 6010

June 22, 2007

Re: Prospect Medical Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File Number: 001-32203

Dear Mr. Rosenberg:

On behalf of Prospect Medical Holdings, Inc., (the “Company”) and in response to the oral comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) during my conversation with Ms. Tabatha Akins on June 4, 2007, I submit this letter containing the Company’s supplemental responses to the Staff’s comments.

The Company’s responses to the Staff’s June 4, 2007 oral comments are labeled “Supplemental Company Response” and, in order to provide the appropriate background and context, are located below the “Original Staff Comment” and “Original Company Response” for each item in question, with each item numbered to correspond to the numbered comments in the Staff’s March 23, 2007 Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

1. Original Staff Comment - Please provide in disclosure-type format enhanced disclosure relating to the effect of revenue and expenses under capitated agreements on your net income, financial position, and cash flows. Discuss how the gross margin is affected by the fixed fee contracts. Your discussion may enhance your current discussion as it relates to the Risk Adjustment model for Medicare enrollees as well as how capitation arrangements affect your financial statements for non-Medicare enrollees. Clarify how much of your capitation revenue is subject to the Risk Adjustment model.

Original Company Response - We understand the Staff’s observations, and propose incorporating additional, enhanced disclosures in this section of our future filings, including:

Under “Operating Revenues” we would expand the discussion by adding an emphasis like “Because substantially all of our revenue is received under capitated, or fixed rate per member per month contracts, we are exposed to the risk of higher care utilization, and therefore costs, without any ability to seek additional reimbursement from the HMOs, other than during future contract renewal negotiations with the HMOs.

Additionally, for Medicare enrollees, which accounted for approximately      % of our fiscal 2007 revenues, we are subject to retroactive revenue per member adjustments once CMS has processed health status information for each Medicare enrollee. These retroactive adjustments have historically been significant. Since the adjustments typically occur in the same fiscal year as services are rendered, annual revenue is not significantly impacted by these adjustments. However, the adjustments create volatility in the results from quarter to quarter. In fiscal 2007, these retroactive adjustments decreased (increased) fourth quarter capitation revenue by approximately $   .   million.”

Also, under “Medical Expenses” we would expand the discussion by adding an emphasis like “While substantially all of our revenue is received under capitated, or fixed rate per member per month contracts, where we have virtually no ability to earn additional compensation for higher care utilization, only a portion of the related medical expenses are provided under capitated, or fixed rate per member per month contracts with our providers. Where our providers are reimbursed on a fee-for-service basis, we have no ability to share the risk of adverse utilization with others. During fiscal 2007, approximately     % of our medical expenses were incurred under capitated or fixed rate contracts.”

Then, under “Cash Flow” we would expand the discussion by adding an emphasis like “While substantially all of our revenue is received under capitated contracts, only a portion of the related medical expenses are provided under capitated contracts. This leaves us in the position that, if medical care utilization and costs run higher than expected, we do not have any ability to earn additional revenue, and our net income, cash flows and financial position would be negatively impacted.”

Supplemental Company Response – We confirm that, in future filings, we will quantify the proportion of our medical expenses that were incurred under capitated, or fixed rate, contracts for all periods presented; not just for the current period.

Accrued Medical Claims, page 61

3. Original Staff Comment - We note that there have been significant changes in your IBNR estimate. Please more fully explain in disclosure-type format the reasons for these changes for each of the periods presented. Further, please provide to us proposed revisions to your disclosure clarifying what information that became available which caused the change in estimate and why the amount should not be accounted for as the correction of an error.

Original Company Response – We employ customary actuarial lag models to estimate IBNR, including completion factors from paid claims lags and trended per member per month claims estimates for recent incurral months where the claims experience has not sufficiently developed to utilize completion factor projections. This internal actuarial model forms the basis for the recorded liability. We also engage an actuarial firm to develop an independent estimate of the IBNR liability twice a year, and more frequently when necessary, to assist management in assessing the overall accuracy and reasonableness of the recorded IBNR and adjustments are made as necessary. As part of the quarterly review procedures, our independent auditors and their actuarial specialists also perform their own review and assessment of our IBNR liability.

We will add additional disclosures and emphases to this section in all future filings, including:

“The IBNR component of total accrued medical claims payable liability is based on our historical claims paid data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. Changes in this estimate can materially affect, either favorably or unfavorably, our consolidated operating results and overall financial position”.

“As of each month end, we use an actuarial model to estimate our liability for Incurred But Not Reported Medical Claims. We also consider operational data, including referrals and authorized services, claims frequency and acuity, claims processing backlogs and provider contract changes, to develop assumptions appropriate to the current period. Twice annually, as of March 31 and September 30, a national actuarial specialty firm also prepares an independent IBNR estimation study. We then compare the independent IBNR estimation studies with our own, to confirm, or revisit, our own IBNR estimate. From these various analyses, we determine the most appropriate and reasonable estimate of our IBNR liability, based on all of the data, information and trends, and record that amount. At each quarter end, we also perform a hindsight analysis on IBNR amounts recorded as of previous quarter ends, including consideration of actual amounts subsequently paid, to determine whether prior estimates were reasonable and whether any current payment trends, or any other factors, should be considered in determining current IBNR estimates. Although the IBNR estimation process considers all relevant information available at the time, it is inherently a prediction of future events. Subsequently performed, retrospective reviews of actual claims payment amounts will always differ from the predicted amounts.”

“To the extent that actual claims payments are different than prior estimates of claims liability, that difference is included in medical expense as a change in estimate in the period in which the change is identified. In every annual reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior years.”

Supplemental Company Response – We confirm that, in future filings, we will revise our disclosures, to provide more detailed discussion of what specific factors caused these changes in estimate and the loss years to which they relate. We will also provide similar discussion for changes in estimate related to the joint venture results referenced in Staff Comment 5, below.

4. Original Staff Comment - Please revise in disclosure-type format to eliminate reference to a hypothetical change in the accrued medical claims. Include a reasonably likely sensitivity analysis to the effect on your net income or pre-tax profit and discuss why you believe the sensitivity analysis is reasonably likely. Also, please revise to clarify if your sensitivity analysis for your change in completion factors is reasonably likely or provide a reasonably likely sensitivity analysis.

Original Company Response - We previously provided hypothetical change scenarios, like many of our industry peers, but without specific comment as to whether those change scenarios were considered reasonably likely. We believe the tables of potential variability in the main components of the IBNR estimates are relevant and useful to the users of this information, so we believe that those tables should be retained. However, we will remove reference to these being hypothetical increases or decreases and clarify that, based on past experience and the nature of the estimates, the tables represent reasonably likely sensitivity analyses. Given that the ranges in the previously presented sensitivity analysis tables were hypothetical, but not necessarily reasonably likely, we will narrow the range for the completion factor table and increase the range for the trended PMPM factor, which will more realistically represent what management believes is, in fact, reasonably likely.

We will also strengthen the link between these reasonably likely sensitivity analyses, used to illustrate potential fluctuations from our current estimates, and the table of historical changes in components of accrued medical claims, and highlight for the user of the filing that past fluctuations might also be a useful indicator of the potential magnitude of future changes in these estimates.

Finally, beneath the table presenting the three years’ components of the change in accrued medical claims, we will provide additional clarifying and explanatory language stating that “The bracketed amounts reported in the table above for incurred related to prior periods result from claims being ultimately settled for amounts less than originally estimated (a favorable development). A positive amount reported for incurred related to prior periods would result from claims ultimately being settled for amounts greater than originally estimated (an unfavorable development). For the years ended September 30, 2005 and 2004, actual claims expense developed favorably by    .   % and    .   %, respectively, as compared to estimated medical claims expense. For the year ended September 30, 2006, actual claims expense developed unfavorably by    .   % as compared to estimated medical claims expense.”

Similar to some HMOs, we will also add a statistic at the bottom of this table, indicating the change in estimate as a percent of the prior year recorded IBNR, as adjusted for hindsight. We will also note quarterly IBNR estimates include provisions for adverse development based on historical volatility and that we maintain similar provisions at each quarter end.

Supplemental Company Response – We confirm that the suggested disclosure enhancements described in our “Original Company Response(s)” were all incorporated into our March 31, 2007 Form 10-Q filing, submitted to the Commission on May 15, 2007. Specifically, regarding Original Staff Comment Number 4, the actual disclosure provided in the Form 10-Q, was as follows:

Contractual Obligations

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. The determination of our liability for medical claims and other health care costs payable is particularly important to the determination of our financial position and results of operations and requires the application of significant judgment by our management and, as a result, is subject to an inherent degree of uncertainty.

Our medical care costs include actual historical claims experience and estimates for medical care costs incurred but not reported to us (“IBNR”). We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data adjusted for payment patterns, cost trends, product mix, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are frequently reviewed and updated, and adjustments, if necessary, are reflected in the period known. While we believe our estimates are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates. In assessing the adequacy of accruals for medical claims liabilities, we consider our historical experience, the terms of existing contracts, our knowledge of trends in the industry, information provided by our customers and information available from other sources as appropriate.

The most significant estimates involved in determining our claims liability concern the determination of claims payment completion factors and trended per member per month cost estimates.

We consider historical activity for the current month, plus the prior 24 months, in our IBNR calculation. For the months of service five months prior to the reporting date and earlier, we estimate our outstanding claims liability based upon actual claims paid, adjusted for estimated completion factors. Completion factors seek to measure the cumulative percentage of claims expense that will have been paid for a given month of service as of a date subsequent to that month of service. Completion factors are based upon historical payment patterns. For the four months of service immediately prior to the reporting date, actual claims paid are not a reliable measure of our ultimate liability, given the delay inherent between the patient/physician encounter and the actual submission of a claim for payment. For these months of service we estimate our claims liability based upon trended per member per month (“PMPM”) cost estimates. These estimates reflect recent trends in payments and expense, utilization patterns, authorized services and other relevant factors. The following tables reflect (i) the change in our estimate of claims liability as of March 31, 2007 that would have resulted had we changed our completion factors for all applicable months of service included in our IBNR calculation (i.e., the preceding 5th through 25th months) by the percentages indicated; and (ii) the change in our estimate of claims liability as of March 31, 2007 that would have resulted had we changed trended PMPM factors for all applicable months of service included in our IBNR calculation (i.e., the preceding 1st through 4th months) by the percentages indicated. Changes in estimate of the magnitude indicated in the ranges presented are considered reasonably likely.

Increase (Decrease) in Estimated Completion Factors	Increase (Decrease) in Accrued Medical Claims Payable
(2)%	$2,300,000
(1)%	$1,100,000
1%	$(1,100,000)
2%	$(2,300,000)

Increase (Decrease) in Trended PMPM Factors	Increase (Decrease) in Accrued Medical Claims Payable
(5)%	$(1,100,000)
(4)%	$(900,000)
(3)%	$(700,000)
(2)%	$(400,000)
(1)%	$(200,000)
1%	$200,000
2%	$400,000
3%	$700,000
4%	$900,000
5%	$1,100,000

Additionally, for each 1% difference between our March 31, 2007 estimated claims liability (of $13,165,000) and the actual claims incurred run-out, pre-tax loss for the three months ended March 31, 2007 would increase or decrease by approximately $132,000.

The following table shows the components of the change in medical claims and benefits payable for the six months ended March 31, 2007 and 2006:

	Six Months Ended March 31,
	2007	2006
IBNR as of beginning of period	$11,400,000	11,532,328
Health care claims expense incurred during the period
Related to Current year	28,717,324	24,974,938
Related to Prior years	(335,923)	(829,233)
Total incurred	28,381,401	24,145,705
Health care claims paid during the period
Related to Current year	(16,639,645)	(14,571,178)
Related to Prior years	(9,976,756)	(10,409,718)
Total paid	(26,616,401)	(24,980,896)
IBNR acquired during the period	—	997,863
IBNR as of end of period	$13,165,000	11,695,000

Bracketed amounts reported in the table above for the incurred related to prior periods result from claims being ultimately settled for amounts less than originally estimated (a favorable development).  A positive amount reported for incurred related to prior periods would result from claims ultimately being settled for amounts greater than originally estimated (an unfavorable development).

Through March 31, 2007, the $335,923 changes in estimate related to IBNR as of September 30, 2006 represented approximately 3% of the IBNR balance as of September 30, 2006, and approximately 1% of claims expense for the year then ended. Through March 31, 2006, the $829,233 changes in estimate related to IBNR as of September 30, 2005 represented approximately 7.2% of the IBNR balance as of September 30, 2005, and approximately 2% of claims expense for the year then ended.

Past fluctuations in the IBNR estimates might also be a useful indicator of the potential magnitude of future changes in these estimates. Quarterly IBNR estimates include provisions for adverse development based on historical volatility. We maintain similar provisions at each quarter end.

Index to Financial Statements and Financial Schedule, page F-1

Notes to Consolidated Financial Statements, page F-7

1. Business and Basis of Presentation, page F-7

5. Original Staff Comment - Please clarify in disclosure-type format what you mean by “we include in our financial statements only the net results attributable to those Medicaid enrollees specifically identified as assigned to us”. Tell us how your accounting treatment complies with the equity method.

Original Company Response - Upon review, we recognize that the above (in parentheses) description is confusing, particularly in light of the description that precedes it in that paragraph. In future filings, we will change the description to better conform with the earlier explanation of the joint venture business arrangement, to read “we include in our financial statements, under the caption operating income from unconsolidated joint venture, only the net results of our portion of business within the joint venture, together with the management fee that we charge for managing our partner’s portion of business within the joint venture”.

Regarding compliance with the equity method of accounting, the Company originally recorded a nominal ($1,000) investment in the joint venture. Subsequent joint venture earnings allocable to the Company are recorded in the income statement as operating income from unconsolidated joint venture, and added to the joint venture investment account. Cash transferred from the joint venture to the Company is reflected as a credit to the joint venture investment account. To the extend that cash transferred from the joint venture exceeds the cumulative earnings and original investment amount, a net liability is reflected, which is included in accounts payable and other accrued liabilities in our balance sheet.

Supplemental discussion of the manner of accounting for this joint venture is contained in the Commission’s November 9, 2004 letter to the Company regarding Registration Statement on Form 10, Amended October 20, 2004 and the Company’s response letter dated January 27, 2005.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mike Heather

Prospect Medical Holdings, Inc.

By Mike Heather, Chief Financial Officer

Phone: 714.796.5965